TOYOTA TO ESTABLISH NEW NORTH AMERICAN HEADQUARTERS

Manufacturing, Sales and Marketing, Corporate and Financial Services Headquarters to

Unify in New, Shared Campus in Plano, Texas

Toyota Technical Center in Michigan to Expand as Part of Increased Investment in Engineering Capabilities

Torrance, Calif., Erlanger, Ky., New York, N.Y., and Ann Arbor, Mich., April 28, 2014 – Toyota today announced that it is establishing a new headquarters in North Dallas (Plano), Texas for its North American operations in a move designed to better serve customers and position Toyota for sustainable, long-term growth.

Within the next three years, Toyota’s three separate North American headquarters for manufacturing, sales and marketing, and corporate operations will relocate to a single, state-of-the-art campus in Plano. Toyota’s North American finance arm also plans to move its headquarters to this new shared campus. Altogether, these moves will affect approximately 4,000 employees.

At the same time, Toyota will expand the Toyota Technical Center (TTC) in Michigan to accommodate the relocation of direct procurement from Erlanger, Ky., to its campus in York Township near Ann Arbor. This expansion is part of an increased investment in engineering capabilities and will accommodate future growth in product development.

The transition to Plano from three current headquarters locations – affecting approximately 2,000 employees at Toyota Motor Sales, U.S.A., Inc. (TMS) in Torrance, Calif.; about 1,000 employees at Toyota Motor Engineering & Manufacturing North America, Inc. (TEMA) in Erlanger, Ky.; and certain employees at Toyota Motor North America (TMA) in New York, N.Y. – will begin with initial small groups this summer. However, the majority of these employees will not move until construction of Toyota’s new headquarters is completed in late 2016 or early 2017. Toyota Financial Services (TFS) is not expected to transition to Plano from its current headquarters in Torrance, Calif., until 2017, which will affect around 1,000 employees.

Jim Lentz, who was named Toyota’s first chief executive officer for the North America Region in 2013, said: “With our major North American business affiliates and leaders together in one location for the first time, we will be better equipped to speed decision making, share best practices, and leverage the combined strength of our employees. This, in turn, will strengthen our ability to put customers first and to continue making great products that exceed their expectations. Ultimately, enabling greater collaboration and efficiencies across Toyota will help us become a more dynamic, innovative and successful organization in North America. This is the most significant change we’ve made to our North American operations in the past 50 years, and we are excited for what the future holds.”

In support of the communities in California and Kentucky, Toyota also announced a $10 million philanthropic commitment to provide continued funding for local non-profits and community organizations in these states beginning in 2017, over and above existing commitments.

The establishment of a new headquarters builds upon previous efforts by Toyota to enhance regional autonomy, self-reliance and responsibility. While the sales and marketing, manufacturing and corporate business units will retain their responsibilities and operating names, Toyota expects that new cross-functional teams will identify and execute on ways to serve the broader North American organization.

Toyota will construct a new, environmentally-sustainable campus facility in Plano, which is expected to take two or more years to construct after groundbreaking in the fall of 2014. Until the new campus facility is complete, initial small groups of employees will work from a temporary location in the Plano area.

Toyota will also build a new facility on TTC’s York campus (subject to final approval of state and local incentives) to accommodate approximately 250 direct procurement positions currently based at TEMA in Erlanger.

In addition, about 300 production engineering positions based in Erlanger will be relocated to a new facility to be built at Toyota Motor Manufacturing Kentucky (TMMK) in Georgetown, Ky., while approximately 1,000 TEMA administrative positions will transition to Plano.

Toyota’s 10 manufacturing plants in the U.S. will not be impacted by these changes. Also, the following Toyota units will not be impacted at this time:

•	Toyota regional field offices and Lexus area offices

•	Operating units in Canada, Mexico and Puerto Rico

•	Toyota Financial Service’s regional offices, sales offices, service centers and its bank

•	Calty Design Research facilities

•	Toyota InfoTechnology Center

•	Toyota Racing Development

•	AirFlite Inc.

•	Logistics Services Field Locations

•	Distribution centers

After moving from its existing headquarters, Toyota will continue to have approximately 2,300 employees in California and 8,200 employees in Kentucky. This includes 750 new jobs being added at TMMK for production of the Lexus ES, which begins in 2015. Toyota will also continue to maintain offices in the New York City area and Washington, DC.

The move will not impact Toyota’s relationship with Gulf States Toyota, Inc. (GST), a private distributor of Toyota vehicles based in Houston, Texas.

Toyota Financial Services (TFS) is a service mark used to refer to a number of entities, including Toyota Motor Credit Corporation (TMCC), Toyota Financial Savings Bank (TFSB), and Toyota Motor Insurance Services, Inc. (TMIS).

MEDIA CONTACTS:

Toyota Motor Sales, U.S.A., Inc. (TMS) Media Line: (310) 468-5297

Toyota Motor Engineering & Manufacturing North America (TEMA) Media Line: (859) 372-2733

About Toyota

Toyota (NYSE:TM), the world’s top automaker and creator of the Prius, is committed to building vehicles for the way people live through our Toyota, Lexus and Scion brands. Over the past 50 years, we’ve built more than 25 million cars and trucks in North America, where we operate 14 manufacturing plants (10 in the U.S.) and directly employ more than 40,000 people (more than 32,000 in the U.S.). Our 1,800 North American dealerships (1,500 in the U.S.) sold more than 2.5 million cars and trucks (more than 2.2 million in the U.S.) in 2013 – and about 80 percent of all Toyota vehicles sold over the past 20 years are still on the road today.

Toyota partners with philanthropic organizations across the country, with a focus on education, safety and the environment. As part of this commitment, we share the company’s extensive know-how garnered from building great cars and trucks to help community organizations and other nonprofits expand their ability to do good. For more information about Toyota, visit www.toyotanewsroom.com.

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